UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

Form 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2011

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group reports 4Q10 underlying net income of CHF 1 billion*, net income attributable to shareholders of CHF 0.8 billion, underlying return on equity of 11.5%, return on equity attributable to shareholders of 9.8%, net new assets of CHF 13.9 billion

2010 underlying net income of CHF 5.0 billion*; underlying return on equity of 14.1%; net income attributable to shareholders of CHF 5.1 billion; return on equity of 14.4%, net new assets of CHF 69.0 billion and tier 1 ratio of 17.2%

Distribution of CHF 1.30 per share, free of Swiss withholding tax to be proposed for 2010

Key performance indicators recalibrated to market and regulatory environment

Credit Suisse poised to perform well in the new environment
•	Successful execution of client-focused, capital-efficient strategy
•	Well diversified business model with strong net new assets and market share momentum across businesses
•	Strong capital base and clear plan for meeting new requirements
•	High quality balance sheet with immaterial risk exposure to peripheral European sovereigns
•	Achieved good performance in a year of uneven client activity

Credit Suisse establishes key performance indicators for the new market environment
•	Annualized return on equity attributable to shareholders above 15%

4Q10
•	Good performance overall
o
Underlying net income of CHF 1.0 billion*; underlying return on equity of 11.5%, net income attributable to shareholders of CHF 841 million; pre-tax income of CHF 1.6 billion, return on equity of 9.8% and net new assets of CHF 13.9 billion

•	Continued successful execution of strategy in Private Banking
o	Pre-tax income of CHF 824 million
o	Strong inflows with net new assets of CHF 9.6 billion
o	Gross margin in the Wealth Management Clients business of 120 basis points

•	Solid results in Investment Banking

Media Release
February 10, 2011 Page 2/8

o	Pre-tax income of CHF 558 million with continued good client momentum
o	Strong results in underwriting and advisory businesses and solid equity sales and trading results
o	Fixed income sales and trading business delivered a resilient performance, despite macroeconomic uncertainties and a seasonal decline in client activity

•	Further progress in executing strategy in Asset Management
o	Pre-tax income of CHF 180 million, net new assets of CHF 4.5 billion

Full Year 2010
o
Underlying net income of CHF 5.0 billion*, underlying return on equity of 14.1%, net income attributable to shareholders of CHF 5.1 billion, return on equity of 14.4%, net new assets of CHF 69.0 billion and a tier 1 ratio of 17.2% as of year-end

•	Private Banking
o	Pre-tax income of CHF 3.4 billion, net revenues of CHF 11.6 billion, net new assets of CHF 54.6 billion
o	Gross margin in the Wealth Management Clients business of 120 basis points
o	Strong result in Swiss Corporate and Institutional Clients business

•	Investment Banking
o	Pre-tax income at CHF 3.5 billion and net revenues at CHF 16.2 billion; pre-tax return on economic capital of 18.0%
o	Further improved market share across key businesses
o	Maintained number one ranking in cash equities and top three ranking in prime services
o	Ranked third in global completed M&A compared to eighth in 2009
o	Ranked third in global high yield underwriting compared to fourth in 2009

•	Asset Management
o	Pre-tax income of CHF 503 million, net revenues of CHF 2.3 billion, net new assets of CHF 20.6 billion

Zurich, February 10, 2011 Credit Suisse Group reported 4Q10 underlying net income of CHF 1 billion*, net income attributable to shareholders was CHF 841 million with core net revenues of CHF 7.0 billion. Full year underlying net income of CHF 5.0 billion*, net income attributable to shareholders of CHF 5.1 billion in 2010 and core net revenues of CHF 30.6 billion. The underlying return on equity was 11.5% in 4Q10 and 14.1% in 2010. Return on equity attributable to shareholders was 9.8% in 4Q10 and 14.4% in 2010. Diluted earnings per share were CHF 0.59 in 4Q10 and CHF 3.89 for the full year. As of the end of 4Q10, the tier 1 ratio was 17.2%.

Brady W. Dougan, Chief Executive Officer, said on the performance in 2010: “Credit Suisse has continued to execute on its client-focused, capital-efficient strategy with an industry leading return on equity of over 14 per cent. This has served us well through 2010, a year of transition toward the new regulatory environment. Our integrated business model with its balanced portfolio of income streams has

Media Release
February 10, 2011 Page 3/8

proven resilient and leaves us well-capitalized with evidence of continued market share momentum across businesses.”

Commenting on Private Banking in the fourth quarter, he said: “Private Banking has shown strong net new asset inflows and our success in attracting client assets underscores our strong value proposition and the trust that clients place in us. Among the world’s wealth management firms, our private bank has an unparalleled competitive position in regard to net new asset generation, profitability and client satisfaction. As we continue to invest in our people, our advisory capabilities and multishore platform, our Private Bank is very well positioned for a recovery in client activity levels”

Commenting on Investment Banking in the fourth quarter, he said: “We saw continued momentum at the Investment Bank with strong results in underwriting and advisory and solid equity sales and trading results. Our fixed income business delivered a resilient performance despite being impacted by uncertainties in the macro environment and a seasonal slowdown in client activity. We have maintained or increased market share across key products while transitioning rapidly to a client-focused model. We were ranked third in global completed M&A and third in global high yield underwriting. We maintained our number one ranking in global cash equities and our top three ranking in prime services.”

Commenting on Asset Management in the fourth quarter, he said: “In the fourth quarter Asset Management has built on the great progress it had already made in the first three quarters of 2010. Strong net new asset flows are a reflection of the divisions focus on asset allocation and alternative investments. We are pleased that the consistent execution of our strategy in Asset Management is maintaining strong momentum.”

He continued: “2010 saw significant progress in defining the new regulatory environment. In light of this we have adjusted some of our existing targets and now target return on equity of above 15% and a net new asset growth rate of above 6%. These targets represent a prudent expectation of what our business can generate over the long term. If we can consistently meet those targets we are confident that this will establish Credit Suisse as best in class.”

He concluded: “We have a strong balance sheet, our capital base is solid and we have been very transparent on how we will meet the new capital requirements. We have remained focused on cost management and have demonstrated the ability to adjust quickly to the changing market environment. Our businesses have maintained good market share momentum and we are in a very strong position to deliver sustainable returns for shareholders and clients.“

Media Release
February 10, 2011 Page 4/8

Financial Highlights
in CHF million	2010	Change in %	4Q10	Change in %	Change in %
		vs. 2009		vs. 3Q10	vs. 4Q09
Net income attributable to shareholders	5,098	(24)	841	38	6
Diluted earnings per share (CHF)	3.89	(24)	0.59	23	5
Return on equity attributable to shareholders (annualized)	14.4%	-	9.8%	-	-
Tier 1 ratio (end of period)	17.2%	-	17.2%	-	-
Core results 1)
Net revenues	30,625	(9)	6,960	11	7
Provision for credit losses	(79)	-	(23)	(12)	(43)
Total operating expenses	23,904	(3)	5,676	2	9
Income from continuing operations before taxes	6,800	(21)	1,307	74	(3)
1) Core Results include the results of the three segments, the Corporate Center and discontinued operations, but do not include noncontrolling interests without significant economic interest.

Segment Results

Private Banking
Private Banking, which comprises the Wealth Management Clients and Corporate & Institutional Clients businesses, reported income before taxes of CHF 824 million in 4Q10, almost stable compared to 3Q10. Net revenues increased 3% to CHF 2,914 million, driven by 10% higher transaction-based revenues, mainly due to some recovery from the particularly low client activity in 3Q10. Total operating expenses of CHF 2,086 million were 4% higher, reflecting an increase in performance-related variable compensation, based on full year results, and commission expenses. Results in 4Q10 were impacted by the weakening of the average rate of the US dollar and euro against the Swiss franc which adversely affected results. Private Banking recorded provisions for credit losses of CHF 4 million, with net provisions of CHF 14 million in Wealth Management Clients and net releases of CHF 10 million in Corporate & Institutional Clients.

The Wealth Management Clients business reported income before taxes of CHF 606 million in 4Q10, almost stable compared to 3Q10, as a 3% increase in net revenues, which mainly reflected higher transaction-based revenues, was more than offset by a 4% increase in total operating expenses. The 12% growth in transaction-based revenues was mainly driven by an increase in brokerage and product issuing fees as well as higher revenues from integrated solutions. The gross margin was 120 basis points in 4Q10, up two basis points compared to 3Q10 reflecting the 12% increase in transaction-based revenues and the 2.1% increase in average assets under management.

The Corporate & Institutional Clients business, which is an important provider of financing and services to the Swiss economy, reported income before taxes of CHF 218 million in 4Q10, down 3% compared to 3Q10. A 2% increase in net revenues mainly reflected a higher net interest income and lower fair value losses related to Clock Finance, a synthetic collateralized loan portfolio, compared to 3Q10, while operating expenses increased by 4%.

Investment Banking
Investment Banking continued to execute its client-focused, capital-efficient strategy in 4Q10 and maintained its market share momentum across most products and regions. The cash equities and prime

Media Release
February 10, 2011 Page 5/8

services businesses maintained leading market positions. The share of global underwriting and advisory fees increased to 6.3% in 2010 from 5.9% in 2009.

Income before taxes in 4Q10 was CHF 558 million, benefiting from strong results in the underwriting and advisory businesses as well as solid results in cash equities and prime services and derivatives, while fixed income results were lower, reflecting macroeconomic uncertainties and normal seasonal trends. Income before taxes was 41% higher than in 3Q10 with net revenue slightly higher at CHF 3,478 million compared to CHF 3,421 million in 3Q10. Investment Banking’s results also reflected fair value losses on Credit Suisse debt of CHF 54 million compared to fair value losses of CHF 57 million in 3Q10. The pre-tax income margin was 16.0% in 4Q10 compared to 11.5% in 3Q10. The pre-tax return on economic capital was 12.5% in 4Q10, compared to 8.2% in 3Q10.

Investment Banking maintained its focus on expense discipline and efficiency improvement. Compensation expenses were CHF 1,823 million in 4Q10, lower compared to 3Q10, primarily reflecting the foreign currency translation impact. Total other operating expenses were 4% lower compared to 3Q10, due to the foreign currency translation impact and lower litigation charges.

Risk-weighted assets were USD 146 billion, down 3% from the end of 3Q10. Average one-day, 99% Value-at-Risk decreased 12% from 3Q10 to CHF 104 million.

Asset Management
Asset Management reported income before taxes of CHF 180 million in 4Q10 with net revenue of CHF 617 million up CHF 35 million, primarily reflecting higher performance fees and carried interest and income from equity participations. Investment-related gains were CHF 95 million in 4Q10, primarily in energy, industrials and commodities sectors, partially offset by unrealized losses, mainly in the real estate sector. Total operating expenses decreased slightly, with decreases in compensation and benefits and general and administrative expenses.

Segment Results
in CHF million		2010	Change in %	4Q10	Change in %	Change in %
			vs. 2009		vs. 3Q10	vs. 4Q09
Private	Net revenues	11,631	0	2,914	3	(3)
Banking	Provision for credit losses	18	(90)	4	-	(85)
	Total operating expenses	8,187	5	2,086	4	(1)
	Income before taxes	3,426	(6)	824	(1)	(4)
Investment	Net revenues	16,214	(21)	3,478	2	14
Banking	Provision for credit losses	(97)	-	(27)	50	(59)
	Total operating expenses	12,780	(4)	2,947	(3)	42
	Income before taxes	3,531	(48)	558	41	(46)
Asset	Net revenues	2,332	27	617	6	(3)
Management	Provision for credit losses	0	-	0	-	-
	Total operating expenses	1,829	1	437	(2)	(9)
	Income before taxes	503	-	180	33	13

Net New Assets
Private Banking recorded CHF 54.6 billion of net new assets in 2010, compared to CHF 41.6 billion in 2009, up 31.3%. In 4Q10 Private Banking recorded strong, but seasonally lower net new assets of CHF 9.6 billion. Wealth Management Clients business contributed net new assets of CHF 8.1 billion benefitting from inflows in the international regions. For 2010, Wealth Management Clients contributed net new

Media Release
February 10, 2011 Page 6/8

assets of CHF 45.3 billion, with over 80% from our international regions, with particularly strong inflows from emerging markets and the ultra-high-net-worth client segment.

Asset Management reported net new assets of CHF 4.5 billion in 4Q10, including net inflows of CHF 3.6 billion in alternative investments, primarily in real estate, ETFs, and credit strategies, and net inflows of CHF 0.9 billion in traditional investments, as inflows in Swiss advisory and fixed income products were partially offset by outflows in multi-asset class solutions.

Credit Suisse Group’s total assets under management were CHF 1,253.0 billion as of the end of 4Q10, stable compared to the end of 3Q10 and up CHF 24.0 billion, or 2% from the end of 4Q09.

Capital position
Credit Suisse’s capital position remains very strong. The tier 1 ratio was 17.2% as of the end of 4Q10, compared to 16.7% as of the end of 3Q10 and 16.3% as of the end of 4Q09.

Key performance indicators
To benchmark achievements, Credit Suisse Group has defined a set of key performance indicators (KPI) for which targets have been established to be met over a three to five year period, across market cycles, including return on equity.

For 2010 the return on equity attributable to shareholders was 14.4%. Going forward, in light of Credit Suisse Group’s strategic plan, the target for annualized return on equity attributable to shareholders is set at above 15%, down from 18% previously.

Proposed distribution out of reserves from capital contributions
The Board of Directors will propose a distribution of CHF 1.30 per share out of reserves from capital contributions for 2010 at the annual general meeting on April 29, 2011. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment.

* Underlying net income: 2010 underlying net income excludes CHF 219 million (after tax) of fair value gains on Credit Suisse vanilla debt, due to the widening of credit spreads, and fair value losses on cross currency swaps relating to Credit Suisse long-term debt, CHF 404 million relating to the UK levy on variable compensation, litigation charges of CHF 173 million (after tax), and an adjustment of CHF (488) million relating to the normalization of the tax rate. 4Q10 underlying net income excludes CHF 146 million (after tax) of fair value charges on Credit Suisse vanilla debt, due to the tightening of credit spreads, and fair value losses on cross currency swaps relating to Credit Suisse long-term debt.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Media Release
February 10, 2011 Page 7/8

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 50,100 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information and non-GAAP information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2011 and beyond;

–	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
–	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and other cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.
This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in the Credit Suisse Financial Report 4Q10.

Media Release
February 10, 2011 Page 8/8

Presentation of 4Q10 and 2010 results

Media conference

•	Thursday, February 10, 2011
09:00 Zurich / 08:00 London
Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

•	Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
  David Mathers, Chief Financial Officer of Credit Suisse

The presentations will be held in English.
Simultaneous interpreting (English/German)

•	Internet
Live broadcast at: www.credit-suisse.com/results
Video playback available approximately three hours after the event

•	Telephone
Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and
+1 866 389 9771 (US); ask for "Credit Suisse Group quarterly results".
Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 41 580 00 07 (Switzerland), +44 1452 550 000 (Europe) and +1 866 247 4222 (US); conference ID English - 38678792#, conference ID German - 38704635#.

Analyst and investor conference

•	Thursday, February 10, 2011
10:30 Zurich / 09:30 London
Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

•	Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
  David Mathers, Chief Financial Officer of Credit Suisse

The presentations will be held in English.
Simultaneous interpreting (English/German)

•	Internet
Live broadcast at: www.credit-suisse.com/results
Video playback available approximately three hours after the event

•	Telephone
Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and
+1 866 389 9771 (US); ask for "Credit Suisse Group quarterly results".
Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 41 580 00 07 (Switzerland), +44 1452 550 000 (Europe) and +1 866 247 4222 (US); conference ID English - 38681568#, conference ID German - 38682358#.

Fourth Quarter and
Full-Year 2010 Results
Zurich - Presentation to Investors and Analysts
February 10, 2011

Cautionary statement regarding forward-looking and non-GAAP information
This presentation contains forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.
A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended
December 31, 2009 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws.
This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in Credit Suisse Group's fourth quarter report 2010.
Fourth Quarter 2010 Results
Slide 1
Cautionary statement

Fourth-Quarter and Full-Year 2010 Results Detail
David Mathers, Chief Financial Officer
Introduction
Brady W. Dougan, Chief Executive Officer
Capital Update and Financial Targets
David Mathers, Chief Financial Officer
Summary
Brady W. Dougan, Chief Executive Officer
Fourth Quarter 2010 Results
Slide 2

Well
positioned for
2011 and
beyond
Performance
underscores
the strength of
our business
model
Clarity on
regulatory
framework;
well ahead on
implementation
▪ Full-year underlying net income of CHF 5 bn (underlying net income of CHF 1 bn in 4Q10)
▪ Net new assets of CHF 69 bn (CHF 14 bn in 4Q10)
▪ After-tax return on equity of 14% (underlying 12% in 4Q10)
▪ Cash distribution of CHF 1.30 per share, free of Swiss tax
▪ Continued client momentum with industry-leading asset inflows (CHF 200 bn inflows in
 Private Banking since 2007) will benefit from improving environment
▪ Asset Management successfully refocused to grow diversified fee-based revenues
▪ Market share gains in Investment Banking; an advantage as client activity increases
▪ Maintained strength of high quality balance sheet
▪ Basel 2 tier 1 capital ratio of 17.2%
▪ Repositioned the business over past few years; anticipating changes in the environment
▪ Target annual after-tax return on equity of greater than 15% over the next 3 to 5 years
▪ Strategy to deliver consistent and significant book value per share accretion
Fourth Quarter 2010 Results
Slide 3
Introduction

Fourth-Quarter and Full-Year 2010 Results Detail
Introduction
Capital Update and Financial Targets
Summary
Fourth Quarter 2010 Results
Slide 4

Core results in CHF bn 4Q10 3Q10 4Q09 2010 2009
Underlying results 1)
1) See detailed reconciliation on slides 37 and 38
Fourth Quarter 2010 Results
Slide 5
 Net revenues
 Pre-tax income
 Net income
Net revenues
Pre-tax income
Net income attributable to shareholders
Diluted earnings per share in CHF
Net new assets in CHF bn

 Return on equity
 7.0 6.3 6.5 30.6 33.6
 1.3 0.8 1.3 6.8 8.6
 0.8 0.6 0.8 5.1 6.7
 0.59 0.48 0.56 3.89 5.14
 13.9 14.6 12.5 69.0 44.2

     14% 18%
 7.1 6.9 6.8 30.3 34.5
 1.5 1.4 2.1 7.2 10.5
 1.0 1.0 1.4 5.0 7.7
Results overview

▪ Industry-leading integrated business model supported by forward-looking compliance framework positions us well to mitigate impact from ongoing pressure in cross-border banking regulation
▪ Continued investments in leading-edge advisory capabilities
Strong asset
inflows
▪ Full-year net new assets of CHF 54.6 bn (CHF 9.6 bn in 4Q10) reflect market share gains and clients' trust in our multi-shore business model
▪ Revenues maintained at 2009 level, with full-year and fourth quarter gross margin of 120 basis points, despite:
 – reduction in client activity and risk-averse asset mix related to challenging market environment
 – negative revenue impact of CHF 0.4 bn from stronger Swiss franc
▪ Continue to benefit from strength of Swiss business in an environment with strong economic fundamentals
Stable full-year
results
Well prepared to
respond to
challenges in the
environment
Fourth Quarter 2010 Results
Slide 6
Private Banking with strong asset inflows and stable
results despite low client activity

 2,464 2,385 2,572 9,829 9,871
 14 8 9 70 33
 1,844 1,765 1,871 7,231 6,940
 606 612 692 2,528 2,898
  25% 26% 27% 26% 29%
 120 118 130 120 131
 8.1 12.4 5.4 45.3 35.3
 4,200 4,190 4,080 4,200 4,080
CHF m 4Q10 3Q10 4Q09 2010 2009
Fourth Quarter 2010 Results
Slide 7
Net revenues
 Provisions for credit losses
 Total operating expenses
Pre-tax income
Pre-tax income margin
Gross margin in basis points
Net new assets in CHF bn
Number of relationship managers
Wealth Management with solid results despite low client
activity and ongoing investments in international expansion

Gross margin in bp
+9%
(0)%
9,871
9,829
3,604
3,679
3,706
3,747
2,561
2,403
131
120
48
45
49
46
34
29
2009
2010
UHNWI = Ultra High Net Worth Individuals
Recent
trends
Lower trans-
action-based
revenues
Driven by less brokerage
fees and lower integrated
solutions revenues
Risk averse
asset mix
Affected recurring margin
(e.g. approx. 30% in cash)
Growth in
UHNWI client
segment
Had some dilution effect on
gross margin
Low interest
environment
in 2009/2010
Had adverse impact on
revenues and gross margin
Transaction-based
revenues
Recurring net
interest income
Recurring
commissions & fees
2009
2010
Fourth Quarter 2010 Results
Slide 8
Net revenues in CHF m
755 821 Average AuM in CHF bn
Wealth Management with stable revenues in 2010 but lower
margins reflecting changes in client activity and asset mix

Looking
ahead
Investor confidence
and risk appetite
To normalize with a stabilization of the environment
On/offshore
business mix
Not expected to materially impact gross margin
Higher interest rates
Will lead to increased revenues
Accelerated growth of
UHNWI client segment
Positively impact pre-tax margin over time
Leading compliance
framework
Supports mitigation of impact from changes in cross-border
banking regulation
UHNWI = Ultra High Net Worth Individuals
Fourth Quarter 2010 Results
Slide 9
Wealth Management ideally positioned to benefit when the
environment improves

Swiss
booking
center
Global,
(onshore &
offshore)
Wealth
Management
▪ Current strong net new
 assets trends expected
 to continue
Higher
Lower
Breadth, depth and
maturity of product
offering
Switzerland
(onshore)
Mature
markets
(offshore)
Emerging
markets
(offshore)
International
booking
centers
(excluding US)
(11) bn
+24 bn
+13 bn
+6 bn
(8) bn
+26 bn
+13 bn
+9 bn
2009
Net new assets in CHF
2010
+8 bn
+14 bn
94
112
2009
Gross margin in bp
2010
104
114
110
119
112
119
HNWI+ only
134
142
Fourth Quarter 2010 Results
Slide 10
 ▪ Relative gross margin
 contribution expected to
 remain stable, with
 upside when markets
 improve
Structural outflows from mature offshore business more than
offset by growth in other businesses with similar margins

8.3
15.1
9.5
12.4
CHF bn
2006
2007
region
2008
2005
45
52
53
44
2009
45
Switzerland
Asia Pacific
EMEA
35
Americas
Annual net new asset growth
quarter
Q1
12.9
Q2
11.9
Q4
8.1
Q3
12.4
45
2010 by
7%
6% target
5%
5.1%
4.9%
6.3%
7.0%
7.2%
5.6%
EMEA = Europe, Middle East, Africa
Strong
growth
▪ Consistently around our 6%
 target growth rate
▪ Total inflows of CHF 125 bn
 since 2008 evidencing
 significant market share gains
Well
diversified
inflows in
2010
▪ Strong inflows in all regions
▪ Close to 70% of net inflows
 into our 23 international
 booking centers outside
 Switzerland
▪ Strong contribution from
 UHNWI and emerging
 market clients
Fourth Quarter 2010 Results
Slide 11
Wealth Management with continued strong and broadly
distributed net new asset inflows

Assets under management in CHF bn
End of
2009
FX &
other
803
Market
movements
Net
new
asset
s
+45
+37
808
End of
2010
(77)
▪ Foreign exchange movements
 when reported in Swiss francs:
 – Negatively affected asset base
 – Negatively impacted revenues and
 pre-tax income by
 CHF 350 m and CHF 250 m,
 respectively
+0.6%
2009
2010
755
821
+8.7%
Average
Fourth Quarter 2010 Results
Slide 12
Wealth Management assets with strong inflows and good
market performance

CHF m 4Q10 3Q10 4Q09 2010 2009
▪ Strong net new assets of CHF 9.3 bn
▪ Business continues to be an important driver of integrated bank successes
▪ Net releases from credit provisions, reflecting quality of the loan book
Highlights
2010
Fourth Quarter 2010 Results
Slide 13
Net revenues
 Provisions for credit losses
 Total operating expenses
Pre-tax income
Pre-tax income margin
Net new assets in CHF bn
 450 441 428 1,802 1,791
 (10) (16) 17 (52) 147
 242 233 246 956 891
 218 224 165 898 753
  48% 51% 39% 50% 42%
 1.5 0.2 1.0 9.3 6.3
Corporate & Institutional Clients business continues to
deliver strong results

Strong
underwriting
and advisory
results
▪ Strong M&A, high yield and IPO underwriting results driven by robust activity levels and improved market share
▪ Increased market share and maintained #5 global share of wallet rank
 – Improved to #3 in global completed M&A (up from #8) and to #3 in high-yield issuance (up from #4)
▪ Solid results across Cash Equities, Prime Services and Derivatives amid uneven market volumes during 2010
▪ Improved market share across key businesses
 – Maintained #1 rank in global equity products
 – Maintained #1 rank in US electronic trading
 – Maintained top 3 rank in Prime Services
Solid equity
sales and
trading results
▪ Resilient results in spite of macroeconomic uncertainties and normal seasonal trends in
 2010; Credit and RMBS benefited from investor demand for yield
▪ Improved market share in flow-based businesses
 – Globally and across all regions
 – Across products, including global rates and emerging markets
Lower fixed
income sales
and trading
results
Source: see market share slide in the appendix
Fourth Quarter 2010 Results
Slide 14
Investment Banking 2010 result impacted by subdued client flows but with continued market share momentum

Net revenues
 Provisions for credit losses
 Compensation and benefits
 Other operating expenses
Pre-tax income
Pre-tax income margin
Pre-tax return on economic capital
 3,532 3,478 3,281 16,446 20,934
 (27) (18) (66) (97) 326
 1,823 1,872 870 8,033 8,652
 1,124 1,172 1,204 4,747 4,714
 612 452 1,273 3,763 7,242
  17% 13% 39%  23% 35%
  14% 9% 27%  19% 36%
CHF m 4Q10 3Q10 4Q09 2010 2009
Note: Excluding impact of movements in spreads on own debt of CHF (54) m, CHF (57) m, CHF (243) m, CHF (232) m and CHF (397) m in 4Q10, 3Q10, 4Q09, 2010 and 2009, respectively
Fourth Quarter 2010 Results
Slide 15
Investment Banking delivered resilient result in 2010

1) Excludes impact of movements in spreads on own debt
Equity sales & trading and underwriting revenues 1)
CHF bn
Equity underwriting
Equity sales and trading
1.6
1.1
0.5
1.9
1.7
0.2
1.7
1.4
0.3
1.3
1.1
0.2
1.9
1.7
0.2
2010 result and franchise momentum
▪ Uneven market volumes during 2010, with the
 year starting and finishing strongly
▪ Full-year results were solid across businesses,
 reflecting market share gains
▪ Record annual revenues in Prime Services
 (in USD), surpassing strong performances in
 prior years
▪ Continued market share gains in 2010
 – Maintained #1 ranking in Cash Equities
 – Maintained top 3 position in Prime Services
4Q09
1Q10
2Q10
3Q10
4Q10
Fourth Quarter 2010 Results
Slide 16
Solid equity revenues in 2010 demonstrate continued strong
market share positions

2010 result and franchise momentum
▪ Results reflect a normal seasonal pattern of a
 stronger first half followed by weaker market
 volumes in the second half
▪ Appetite for yield products drove strength in
 Credit and RMBS; record annual revenues for
 RMBS
▪ Solid results in Emerging Markets
▪ Improved market share in 2010 across global
 fixed income and in the US
 – Opportunity for further market share gains as
 2010 sales force expansion enables broader
 portfolio offering for key clients
1) Excludes impact of movements in spreads on own debt
Fixed income sales & trading and underwriting revenues 1)
CHF bn
Debt underwriting
Fixed income sales and trading
2.0
1.5
0.5
3.2
2.7
0.5
2.0
1.5
0.5
1.4
1.0
0.4
1.5
0.9
0.6
4Q09
1Q10
2Q10
3Q10
4Q10
Fourth Quarter 2010 Results
Slide 17
Fixed income results impacted by uncertainties in the macro
environment and normal seasonal trends in 2010

1) Underwriting revenues are also included in the Securities view revenues on slides 16 and 17
Note: Market share positions relate to full-year 2010; M&A source is Thomson and high-yield and IPO market share source is Dealogic
Advisory and underwriting 1)
CHF bn
Debt underwriting
Advisory
Equity underwriting
0.4
0.5
0.3
1.2
0.9
0.2
0.5
0.2
1.2
0.3
0.4
0.6
1.0
0.3
0.5
0.2
0.9
0.2
0.2
0.5
2010 result and franchise momentum
▪ Strong results with higher industry volumes & market share
 – Higher global M&A volumes and increased deal size;
 growth in cross border and emerging markets activity
 – Record high yield volumes driven by refinancings;
 increased risk appetite in 2H10
 – ECM activity flat from 2009, but shift from
 recapitalizations to growth issuance;
 4Q10 IPO volumes at a record-high
▪ Improved or maintained market share across key products
 – #3 in global completed M&A market share
 – #3 in global high-yield market share
 – #4 in global IPO market share
4Q09
1Q10
2Q10
3Q10
4Q10
Fourth Quarter 2010 Results
Slide 18
Strong results in advisory and underwriting in 2010 driven by robust activity levels and improved market share

Revenue contribution in
FY 2010
Credit
Suisse
market
share
Strong
Upside
potential
Revenue contribution in
FY 2009
Revenue contribution from major business lines
Note: Excludes rebound revenues in 1Q09
Fourth Quarter 2010 Results
Slide 19
Rates
Investment grade
Leveraged finance
Emerging
markets
Equity der.
Prime Services
M&A
Rates
FX
RMBS
Investment grade
Leveraged finance
Emerging markets
Cash equities
M&A
Equity capital
markets
Commodities
Market environment
Worse than historic levels
Better than historic levels
Revenue decline in most businesses driven by challenging
environment and client activity levels compared to 2009

11
27
41
51
45
30
44
94
44
10
9
2
9
0
0
6
28
69
<(125)
(125)-(25)
(25)-0
0-25
25-50
50-75
75-100
100-125
>125
▪ Successful client-focused strategy resulting in
 91% contribution from direct client revenues
▪ Indirect client revenues and arbitrage trading
 constitute 7% and 2% of total Investment
 Banking net revenues, respectively
1) Direct client revenues consist primarily of fees and commissions, gains and losses from matching of client trades and revenues from client financing activities
2) Indirect client revenues consist of gains, losses and financing on inventory positions held for market making activities
Credit Suisse 2010 daily revenue distribution
▪ Client-focused model delivers fewer number of loss
 days and smaller magnitude of losses
 – 6 loss days in 2010 vs. 22 loss days in 2009
 – No outsized daily losses
CHF m
2009
2010
Contribution to Investment Banking net revenues (2010)
Direct client revenues 1)
Indirect client revenues
and arbitrage trading 2)
9%
Fixed
income sales
& trading
33%
Equity
sales &
trading
33%
Underwriting
& advisory
25%
Fourth Quarter 2010 Results
Slide 20
Client-focused model evident from revenue mix and consistent revenue distribution

89
Investment Banking average 1-Day VaR in USD m
▪ The 6% decrease in VaR from 3Q10 primarily reflects
 decreased risk usage in interest rates, credit products and equity exposure
▪ No backtesting exceptions in fourth quarter or full-year 2010
114
Investment Banking RWAs at period end in USD bn
▪ Continued focus on disciplined alignment of capital to client businesses with high returns
▪ Decrease from 3Q10 primarily related to a:
 − decrease in RWA in exit businesses, including a reduction due to the sale of a substantial portion of our CMBS exit
 portfolio in Europe
 − reduction in counterparty credit risk across many businesses
1H08
2H08
1H09
2H09
2Q10
99
156
205
253
1Q10
Exit businesses
140
17
123
144
127
17
4Q09
1Q10
2Q10
142
15
127
151
3Q10
105
14
137
3Q10
146
11
135
4Q10
107
4Q10
Fourth Quarter 2010 Results
Slide 21
Continued discipline in allocating capital

▪ 2010 pre-tax income over CHF 0.5 bn (CHF 180 m in 4Q10)
▪ Strict cost discipline with flat operating expenses while revenues increased significantly by 27%
Focus on core
capabilities
and
collaboration
opportunities
▪ Alternative investments (hedge funds, private equity, real estate, index/ETF)
 Among the leading managers, utilizing access to Private Banking clients, strong presence in emerging markets and leveraging the capabilities of the Investment Bank
▪ Asset Allocation (MACS)
 Key discretionary mandate capability for Private Bank
▪ Swiss platform (including traditional Equities and Fixed Income products)
 Home market and key product for our Swiss and European Private Banking clients
▪ Full-year net new assets of CHF 20.6 bn (CHF 4.5 bn in 4Q10)
▪ Reflects momentum of improved investment performance and build out of distribution franchise
Asset inflows
gaining
momentum
Improvement
in financial
performance
Fourth Quarter 2010 Results
Slide 22
Implementation of focused business model in
Asset Management delivers good results

 617 582 637 2,332 1,842
 250 261 264 1,082 1,090
 187 186 214 747 717
 180 135 159 503 35
  29% 23% 25% 22% 2%
 4.5 3.6 4.1 20.6 0.4
CHF m 4Q10 3Q10 4Q09 2010 2009
Fourth Quarter 2010 Results
Slide 23
Net revenues
 Compensation and benefits
 Other operating expenses
Pre-tax income
Pre-tax income margin
Net new assets in CHF bn
Asset Management consistently building sound profitability

Fee-based revenues and investment-related gains
CHF m
2009
2010
4Q09
3Q10
4Q10
Fee-based margin1) on average AuM
 42 41 56 40 47
1,400
2,162
547
574
596
Performance fees and carried interest
Management fees
Placement, transaction and other fees
Investment-related gains
▪ Significant investment-related gains
 reflective of market recovery
▪ Management fees stable, with positive
 impact from net new assets and
 market movements, partially offset by
 adverse FX movements
▪ Solid performance fees, with
 contributions across Private Equity and
 Hedge Fund products
1) Based on management fees, placement, transaction
and other fees, performance fees and carried interest
Fourth Quarter 2010 Results
Slide 24
Asset Management with a stable fee-based margin and
strong investment-related gains in 2010

Net new assets
CHF bn
1Q10
2Q10
3Q10
Annualized net new asset growth %
 (3.7) 3.9 10.8 1.2 3.4 4.3 5.0
1H09
2H09
4Q10
(7.6)
11.2
1.3
3.6
8.0
4.5
2010
20.6
▪ CHF 20.6 bn net assets in 2010 driven by
 – Asset Allocation: CHF 5.5 bn
 – ETFs: CHF 4.6 bn
 – Private Equity Fund of Funds: CHF 2.5 bn
 – Emerging Markets: CHF 2.4 bn
▪ 4Q10 net inflows reflect new product launches
 – Real Estate Core Hospitality Fund: CHF 0.9 bn
 – Emerging Markets Credit Opportunities Fund:
 CHF 0.7 bn
Fourth Quarter 2010 Results
Slide 25
Asset Management with positive asset inflows for the sixth
consecutive quarter into targeted growth areas

Fourth-Quarter and Full-Year 2010 Results Detail
Introduction
Capital Update and Financial Targets
Summary
Fourth Quarter 2010 Results
Slide 26

Italy
Spain
Portugal
Greece
Ireland
Total
 2.5 0.2  0.5 0.9
  0.0 0.0  0.6 0.5
 0.1 0.0  0.0 0.1
 0.1 0.0  0.1 0.1
 0.0 0.0  0.2 0.2
 2.7 0.2 Net 1.4 1.8
   Gross 3.2 4.9
Gross
Net
Exposure in EUR bn
Sovereigns
Financial
institutions
Corporates /
Other
Other exposures to
Fourth Quarter 2010 Results
Slide 27
Selected European risk exposures at end 2010

Assets
Equity & liabilities
Asset and liabilities by category (end 4Q10 in CHF bn)
1) Primarily brokerage receivables/payables, positive/negative replacement values and cash collateral
2) Includes due from/to banks
3) Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets
4) Primarily includes unencumbered trading assets, investment securities and excess reverse repo agreements, after haircuts
5) weighted average, assuming that callable securities are redeemed at final maturity, latest in 2030
Reverse 199
repo
Encumbered 88
trading assets
1,032
1,032
Funding- 128
neutral assets 1)
Cash 2) 67
Unencumbered 173
liquid assets 4)
Customer 213
loans
Other 164
illiquid assets
Repo 211
Short positions 76
Funding- 128
neutral liabilities 1)
Short-term debt 2) 81
Other short-term liab3)  53
Customer  266
deposits
Long-term debt 174
Total equity 43
125%
coverage
Match
funded
▪ Strong balance sheet leaves us well-positioned to succeed
 in changing regulatory environment
 – liquidity strengthened, exceeding new requirements
 – stable and low cost deposit base as key funding
 advantage
▪ Regulatory leverage ratio at 4.4%
▪ Further lengthened long-term debt profile to
 6.5 years duration (vs. 4.9 at end 2006) 5)
▪ 2011 and 2012 long-term debt maturities, each of around
 CHF 12 bn, significantly below recent annual new issuance
 levels
415
617
Fourth Quarter 2010 Results
Slide 28
Maintained strong funding structure

2008
2009
Basel 2 risk-weighted assets in CHF bn
and tier 1 capital ratio in %
2007
10.0
13.3
257
324
(32)%
16.3
222
3Q10
16.7
228
1) Excluding hybrid instruments of CHF 11.1 bn and tier 1 capital deductions of CHF 1.1 bn
2) Distributions from Swiss GAAP reserves from capital contributions will be free of Swiss withholding tax and not be subject to income tax for Swiss resident individuals holding the shares as a private investment
(4)%
219
17.2
2010
Strong
capital
base
▪ Basel 2 tier 1 ratio of 17.2%
▪ Core tier 1 ratio of 12.7%1)
▪ Pro-forma Basel 2.5 tier 1 ratio of 14.2%
Dividend
proposal
2010
▪ Cash distribution of CHF 1.30 per share
▪ Paid free of 35% withholding tax2)
Dividend
policy
going
forward
▪ Gradually grow dividend per share amount
 over time as we build capital reserves
Fourth Quarter 2010 Results
Slide 29
Maintained leading capital position

Goal
2010
2009
Growth
Efficiency
Per-
formance
Collaboration revenues of
18% to 20% of total revenues
Annual net new assets growth rate above
6%
Superior total shareholder return vs. peer
group
Annual rate of return above 15%
Pre-tax margin above 28%
Cross divisional
collaboration
Pre-tax margin
Return on equity
(after-tax)
Total share-holder
return
Net new assets
growth
15%
4.0%
80%
vs. 35%
18%
26%
14%
5.6%
(23)%
vs. 0%
14%
22%
Comment
Reduced
from 18%
Maintained
Changed from
CHF 10 bn p.a.
Maintained
Replaces C/I
ratio of 65%
KPI
Capital
Compliance with Swiss "Too Big To Fail"
and Basel 3 capital standards
Capital ratios
16.3%
17.2%
Replaces Basel
2 tier 1 target
Fourth Quarter 2010 Results
Slide 30
Integrated bank key performance indicators (KPI)

Comment
KPI & Goal
Investment
Banking
Private
Banking
Asset
Management
Pre-tax margin above 35%
Net new assets growth above 6%1)
Pre-tax margin above 35%
Net new assets growth above 6%
Pre-tax margin above 25%
2010
2009
31%
5.1%
30%
5.6%
33%
22%
2%
0.1%
22%
5.0%
1) Wealth Management Clients business only
Reduced from 40%
Maintained
Maintained
Reduced from 40%
New target
Fourth Quarter 2010 Results
Slide 31
Divisional key performance indicators (KPI)

18
14
15
Return on equity (after-tax) in %
2009
2010
▪ Private Banking: significant upside when environment
 normalizes and from the investment made in our
 international platforms
▪ Asset Management: continued focus on growing
 fee-based revenues
▪ Investment Banking: flow-based sales initiatives
 expansion starting to materialize as we drive our client-
 focused, capital-efficient strategy
Increased equity base reflecting transition to Basel 3 and
Swiss "Too Big To Fail" environment from 2013 onwards
Fundamental trends affecting future returns
Target
Fourth Quarter 2010 Results
Slide 32
Leading to consistent and significant
book value accretion
Key performance indicators:
Annual rate of return on equity above 15%

Fourth-Quarter and Full-Year 2010 Results Detail
Introduction
Capital Update and Financial Targets
Summary
Fourth Quarter 2010 Results
Slide 33

Well positioned for 2011
and beyond
Performance underscores the
strength of our business model
Clarity on regulatory
framework;
well ahead on implementation
Fourth Quarter 2010 Results
Slide 34
Summary

Questions & Answers
Fourth Quarter 2010 Results
Slide 35

Reconciliation to underlying results
Regulatory capital (Basel 2) roll-forward
Collaboration revenues
Market share momentum in the Investment Bank
Commercial mortgage exposures detail
Loan portfolio characteristics
Underlying results in the Corporate Center
Fourth Quarter 2010 Results
Slide 36
Appendix
  Slides
  37 to 38
  39
  40
  41
  42
  43 to 44
  45

 6,960 186  7,146
 (23) - (23)
 5,676 - 5,676
 1,307 186 1,493
 405 40 445
 (61) - (61)
 841 146 987
 9.8%  11.5%
4Q10
reported
4Q10
underlying
Impact from
movements in
spreads on
own debt1)
CHF bn
1) Including fair valuation gains/losses on cross currency swaps relating to our long-term debt
Fourth Quarter 2010 Results
Slide 37
Net revenues
Prov. for credit losses / (release)
Total operating expenses
Pre-tax income
Income tax expense
Noncontrolling interests
Net income
Return on equity
Reconciliation to underlying results 4Q10

 30,625 (343) - - -  30,282
 (79) - - - - (79)
 23,904 - (404) (289) - 23,211
 6,800 (343) 404 289 - 7,150
 1,548 (124) - 116 488 2,028
 (19) - - - - (19)
 (135) - - - - (135)
 5,098 (219) 404 173 (488) 4,968
 14.4%     14.1%
2010
reported
2010
underlying
Impact from
movements in
spreads on
own debt1)
UK
bonus levy
Normalization
to tax rate of
28%
CHF bn
1) Including fair valuation gains/losses on cross currency swaps relating to our long-term debt
Litigation
provisions
Fourth Quarter 2010 Results
Slide 38
Net revenues
Prov. for credit losses / (release)
Total operating expenses
Pre-tax income
Income tax expense
Discontinued operations
Noncontrolling interests
Net income
Return on equity
Reconciliation to underlying results 2010

Shareholder’s equity roll-forward in CHF bn
End
2008
Net
income
32.3
5.1
6.7
37.5
(1.5)
Driven by 5-year share
award payout in 2010
Driven by depreciation
of USD vs. CHF
First-time consolidation
of commercial paper
conduit ("Alpine")
Drivers in 2009 & 2010
FX impact
Consolidation
changes
Treasury shares /
share-based
compensation
33.3
End
2009
End
2010
Net
income
+16%
(11)%
Dividend: (0.2) bn
Note: Included in chart but not mentioned separately are other changes of CHF (0.1) bn for 2009 and CHF (0.2) bn in 2010
(9.3)
Treasury shares /
share-based
compensation: (0.6) bn
FX impact: (0.6) bn
Dividend: (2.7) bn
Treasury shares /
share-based
compensation: (1.4) bn
FX impact: (2.8) bn
Consolidation
changes: (2.2) bn
▪ Strong 16% growth in 2009
▪ 11% reduction in 2010
 despite solid profitability
Fourth Quarter 2010 Results
Slide 39
Ability to deliver future book value growth

CHF bn
▪ Stable revenues, whilst impacted by lower
 client activity
▪ The pipeline on tailored-solutions for
 Private Banking clients continues to build
1Q10
2Q10
Collaboration revenues
▪ 2010 significantly exceeded FY 2009
▪ CHF 13.2 bn of assets referrals for Private
 Banking
 – Net new assets of CHF 5.9 bn
 – Custody assets of CHF 7.3 bn
▪ Generated CHF 4.9 bn in new mandates for
 Asset Management
Asset referrals
3Q10
2010
1.0
1.2
1.0
4.4
4Q10
1.2
Fourth Quarter 2010 Results
Slide 40
Collaboration revenues

Securities
3. Current rank based on survey by a leading market share data analysis provider
4. Represents leveraged loans secondary trading
5. Emerging markets fee data includes India, China, Indonesia, Brazil, Mexico, Russia, Middle East and Africa
Underwriting and advisory
Fixed
In-
come
2007
Current
2008
US cash
equities 1)
#2/12%
#4/12%
#5/12%
US electronic
trading 1)
#1/8%
#1/8%
#1/8%
Prime
services 2)
Top 3/
>10%
Top 6/
~6%
Top 3/
>10%
Foreign
exchange
#8/4%
#14/2%
#9/3%
RMBS pass-
throughs
#1/19%
#1/18%
#1/18%
Leveraged
loans 4)
#2/19%
#4/13%
#2/16%
2009
Equi-
ties
US rates
#8/7%
#10/5%
#8/6%
Trend
2007
2010
2008
2009
Trend
(Rank/market share)
(Rank/market share)
#1/13%3)
#1/11%
#3/13%
NA
#1/17%
#3/13%
#7/8%
Source: Thomson Financial, Dealogic, Tradeweb, Euromoney magazine and Greenwich Associates
1. Market share based on Credit Suisse estimates; Current rank based on survey by a leading market share analysis provider;
2. Based on Credit Suisse estimates
DCM
Investment
grade global
#8/5%
#12/3%
#12/4%
#8/4%
High yield
global
#4/9%
#3/9%
#3/7%
#3/8%

ECM
ECM global
#7/6%
#7/6%
#7/5%
#6/6%
Emer-
ging
Markets
M&A
Global
announced
#5/16%
#6/20%
#7/17%
#4/17%
Global
completed
#8/15%
#8/18%
#7/19%
#3/19%
Total
fees5)
#1/12%
#2/8%
#1/8%
#1/8%
Fourth Quarter 2010 Results
Slide 41
Continued client market share momentum; upside potential
remains

7
1) This price represents the average mark on loans and bonds combined
36
26
(96)%
19
15
13
9
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
Commercial mortgages (CHF bn)
Exposure by region
▪ 4Q10 exposure reduction mainly due to
 bulk sale of European portfolio
▪ Average price of remaining positions
 is 56% (from 48% in 3Q10)1)
▪ Positions are fair valued;
 no reclassifications to accrual book
Other
2%
Asia
2%
US
19%
Continental
Europe
79%
Office
81%
Retail 2%
Hotel
21%
Exposure by loan type
2Q09
7
3.6
3Q09
3.1
4Q09
2.7
1Q10
2.6
2Q10
2.4
3Q10
4Q10
Hotel
15%
1.5
Fourth Quarter 2010 Results
Slide 42
Commercial mortgage exposure reduction in Investment Banking

Developed market lending
▪ Corporate loan portfolio 77% is investment grade, and is mostly
 (92%) accounted for on a fair value basis
▪ Fair value is a forward looking view which balances accounting risks, matching treatment of loans and hedges
▪ Loans are carried at an average mark of approx. 99% with
 average mark of 97% in non-investment grade portfolio
▪ Continuing good performance of individual credits: limited specific provisions during the quarter
Unfunded
commitments
Loans
Hedges
CHF bn
Emerging market lending
▪ Well-diversified by name and evenly spread between EMEA,
 Americas and Asia and approx. 25% accounted for on a fair
 value basis
▪ Emerging market loans are carried at an average mark of
 approx. 95%
▪ No significant provisions during the quarter
Note: Average mark data is net of fair value discounts and credit provisions
46
8
(19)
Loans
Hedges
CHF bn
13
(7)
Fourth Quarter 2010 Results
Slide 43
Investment Banking loan book

 Wealth Management Clients: CHF 131 bn
 ▪ Portfolio remains geared towards mortgages (CHF 90 bn) and securities-
 backed lending (CHF 34 bn)
 ▪ Lending is based on well-proven, conservative standards
 ▪ Residential real-estate: Prices continued to rise in most regions while rents are moving sideways; Prices have reached considerable levels in lake
 Geneva region, partially in the Zurich-Zug area and major tourist spots;
 Some risk of major price falls only conceivable in those regions
 Corporate & Institutional Clients: CHF 53 bn
 ▪ Over 64% collateralized by mortgages and securities
 ▪ Counterparties mainly Swiss corporates incl. real-estate industry
 ▪ Sound credit quality with relatively low concentrations
 ▪ Portfolio quality improved in line with continued recovery of Swiss economy
 ▪ Ship finance portfolio (CHF 6 bn) remains under special focus due to increased risk level caused by overcapacity in the market
 ▪ Commercial real-estate: Prices moving sideways for office and retail spaces;
 outlook raised from negative to stable for both office and retail space due to quick recovery of the economy from cycle downturn; higher price potential for central and prime locations
5% BB+ to BB
2% BB- and below
Portfolio ratings
composition, by CRM
transaction rating
Private Banking Loan Book
Total: CHF 184 bn
67%
26%
BBB
AAA to A
Loan book of CHF 184 bn focused on Switzerland; more than 85% collateralized; primarily on accrual accounting basis
Fourth Quarter 2010 Results
Slide 44
Private Banking loan book

Reported pre-tax income / (loss)
 Impact from the movement of spreads on own debt1)
 Litigation provisions
 UK bonus levy
Underlying pre-tax income / (loss)
1) Including fair valuation gains/losses on cross currency swaps relating to our long-term debt
 82 126 (613) (255) (660)
  (266) (982) 528 128 (592)
  - 216 - - 216
  - 447 (43) - 404
 (184) (193) (128) (127) (632)
CHF m
2Q10
1Q10
2010
1)  Note: numbers may not add to total due to rounding
The underlying Corporate Center pre-tax loss for 2010 of CHF (632) m reflects
▪ consolidation and elimination adjustments
▪ expenses for centrally sponsored projects
▪ certain expenses and revenues that have not been allocated to the segments
3Q10
4Q10
Fourth Quarter 2010 Results
Slide 45
Underlying results in the Corporate Center

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: February 10, 2011
/s/ Charles Naylor
Chief Communications Officer
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG